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SEC FILE NUMBER
8-50391

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/2023 (MM/DD/YY) AND ENDING 6/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: James Fox Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2244 Faraday Avenue, #94
(No. and Street)

Carlsbad	CA	92008
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Fox	760-908-6716	jfox@jfoxsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Fox, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of James Fox Securities, Inc., as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

DACIA DEMPSEY
Notary Public - State of New Mexico
Commission # 1135441
My Comm. Expires Sep 9, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

James Fox Securities, Inc

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the year ended June 30, 2024

Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of James Fox Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of James Fox Securities, Inc. as of June 30, 2024, the related statements of operations, changes in shareholder's equity, and cash flows for the year ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of James Fox Securities, Inc. as of June 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of James Fox Securities, Inc.'s management. Our responsibility is to express an opinion on James Fox Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to James Fox Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of James Fox Securities, Inc.'s financial statements. The supplemental information is the responsibility of James Fox Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as James Fox Securities, Inc.'s auditor since 2020.

Sugar Land, Texas

August 21, 2024

James Fox Securities, Inc.
Statement of Financial Condition
June 30, 2024

Assets

Cash	$	5,176
Deposit with clearing broker		25,000
Commissions receivable		549
Prepaid expense		911
Deposits		3,000
Deferred Income Tax		161
Total assets	$	34,797

Liabilities and Shareholder's Equity

Liabilities

Accounts payable and accrued expenses	$	2,791
Income tax payable		50
Credit line payable		5,628
Total liabilities		8,469

Commitments and contingencies

Contingent liability		15,000
Total commitments and contingencies		15,000

Shareholder's equity

Common stock, $0.01 par value, 100,000 shares authorized, 80,000 shares issued and outstanding		800
Additional paid-in capital		35,950
Accumulated deficit		(5,422)
Treasury stock		(20,000)
Total shareholder's equity		11,328
Total liabilities and shareholder's equity	$	34,797

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2024

Revenues		
Trading commisions	$	35,138
12B-1 income		2,835
Private placement		19,760
Total revenues		57,733
Expenses		
Commission expense		26,300
Professional fees		12,743
Communications		2,386
Occupancy expense		1,164
Interest expense		146
Other operating expenses		16,242
Total expenses		58,981
Operating loss		(1,248)
Other Income		
Interest income		752
Total other income		752
Net income (loss) before income tax provision		(496)
Income tax provision		689
Net income (loss)	$	(1,185)

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.

Statement of Changes in Shareholder's Equity

For the Year Ended June 30, 2024

	Common Stock	Additional Paid-in Capial	Accumulated Deficit	Treasury Stock	Total
Balance at June 30, 2023	$ 800	$ 35,950	$ (4,237)	$ (20,000)	$ 12,513
Net income (loss)	-	-	(1,185)	-	(1,185)
Balance at June 30, 2024	$ 800	$ 35,950	$ (5,422)	$ (20,000)	$ 11,328

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2024

Cash flow from operating activities:		
Net income (loss)		$ (1,185)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	$ 2,193	
Prepaid expense	(228)	
Deferred income tax	(161)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,130	
Income tax payable	(433)	
Total adjustments		2,501
Net cash provided by (used in) operating activities		1,316
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Payments on credit line	(5,528)	
Proceeds from credit line	5,628	
Net cash provided by (used in) financing activities		100
Net increase (decrease) in cash		1,416
Cash at beginning of year		3,760
Cash at end of year		$ 5,176
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 146	
Income taxes	$ 1,283	

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Notes to Financial Statements
June 30, 2024

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

James Fox Securities, Inc. (the "Company") was incorporated in the State of Arizona on November 15, 1996 and operates an office in Carlsbad, California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker dealer that provides several classes of services, including the retail sale of corporate equity securities, corporate debt securities, mutual funds, and government securities over the counter.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession of control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions revenues are primarily commissions earned on client transactions in equity securities, debt securities, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis, at which point all of the Company's performance obligations have been completed.

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur. For Mutual Funds, 12b-1 Fees and Variable Annuity contracts, the Company recognizes the revenue based on the commission statements received from issuers. For commissions in Muni Bonds, OTC Corporate Bonds, OTC Stocks, Listed Option and Interest income, the Company recognizes revenue based on statements received from Clearing Firm. Commissions are earned on introducing securities trades to the Company's clearing broker.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company acts as a placement agent. Commissions from placement agent fees is generally recognized at the point in time that performance is completed (the closing date of the transaction).

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax carry forwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC Topic 606 effective July 1, 2018, with no material impact on the Company's financial statements.

Note 2: DEPOSIT WITH CLEARING BROKER

The Company has a brokerage agreement with Wedbush Securities, Inc. ("Clearing Broker") to carry its account and the accounts of its clients on a fully disclosed basis as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2024 was $25,121.40.

Note 3: INCOME TAXES

The Company's income tax provision consists of the following:

Deferred income tax	$ (161)
State income taxes	850
Total income tax provision	$ 689

The Company is required to file income tax returns in both federal and state jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal

Note 3: INCOME TAXES (continued)

purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2024, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has a line of credit with American Express under which it may borrow up to $11,900. Borrowing on the line of credit bears interest at a fixed rate of 6.82%. At June 30, 2024, there is an outstanding balance of $5,628.

On March 18, 2016, the Company entered into a settlement agreement and release. This agreement effectively cancelled a purchase and option agreement between the sole shareholder to sell his stock ownership of the Company to a third party. The agreement called for the cancellation of 20,000 shares of the outstanding common stock. The agreement also established a $15,000 non-current contingent liability that will only become payable if the sole shareholder sells his shares in the company.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For the year ended June 30, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. Topic 842 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company beginning with its year ended June 30, 2021. The Company's lease is month-to-month, consequently ASC Topic 842 did not to have a material impact on the Company's financial statements and related disclosures.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum equity capital net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2024, the Company had net capital of $7,256 which was $2,256 in excess of its required capital of $5,000; and the Company's ratio of aggregate indebtedness ($23,469) to net capital was 3.23 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

James Fox Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of June 30, 2024

Computation of net capital		
Common stock	$ 800	
Additional paid-in capital	35,950	
Accumulated deficit	(5,422)	
Treasury stock	(20,000)	
Total stockholder's equity		$ 11,328
Less: Non-allowable assets		
Prepaid expense	(911)	
Deferred income tax	(161)	
Deposits	(3,000)	
Total non-allowable assets		(4,072)
Net capital		7,256
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,565	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 2,256
Ratio of aggregate indebtedness to net capital	3.23: 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated June 30, 2024.

See report of independent registered public accouting firm

James Fox Securities, Inc.
Supplemental Schedules II & III
Computation for Determination of the Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers and Dealers
Pursuant to SEC Rule 15c3-3
As of June 30, 2024

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479

Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of
James Fox Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) James Fox Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which James Fox Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (2) The Company met the identified exemption provision in 17 C.F.R. §15c3-3(k) for the most recent fiscal year without exception; and (3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its other business activities exclusively to the private placement and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. James Fox Securities, Inc.'s management is responsible for compliance with the exemption provisions, Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about James Fox Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

August 21, 2024

JFSI
JAMES FOX SECURITIES, INC.
MEMBER FINRA SIPC

James Fox Securities Inc.
Exemption Report

James Fox Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to the private placement and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

James Fox Securities, Inc.

____

Company's name

I, James Fox, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: President
August 14. 2024